UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CASPIAN SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE

$0.001 PER SHARE

(Title of Class of Securities)

14766Q107

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th Street, 24th Floor

New York, NY 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Advisors LLC [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 1,814,165
	9	Sole dispositive power
	10	Shared dispositive power 1,814,165
11	Aggregate amount beneficially owned by each reporting person 1,814,165
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.52%
14	Type of reporting person (see instructions) IA

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 2,938,333
	9	Sole dispositive power
	10	Shared dispositive power 2,938,333
11	Aggregate amount beneficially owned by each reporting person 2,938,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.70%
14	Type of reporting person (see instructions) IA

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd. [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 2,938,333
	9	Sole dispositive power
	10	Shared dispositive power 2,938,333
11	Aggregate amount beneficially owned by each reporting person 2,938,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.70%
14	Type of reporting person (see instructions) OO

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) FG2 Advisors, LLC [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 333,333
	9	Sole dispositive power
	10	Shared dispositive power 333,333
11	Aggregate amount beneficially owned by each reporting person 333,333
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.65%
14	Type of reporting person (see instructions) IA

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Management LLC [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 1,847,500
	9	Sole dispositive power
	10	Shared dispositive power 1,847,500
11	Aggregate amount beneficially owned by each reporting person 1,847,500
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.59%
14	Type of reporting person (see instructions) IA

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned	7	Sole voting power
	8	Shared voting power 6,933,331
	9	Sole dispositive power
	10	Shared dispositive power 6,933,331
11	Aggregate amount beneficially owned by each reporting person 6,933,331
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.46%
14	Type of reporting person (see instructions) IN

CUSIP No. 14766Q107
1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) James Passin [ ]
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned	7	Sole voting power 25,000
	8	Shared voting power 3,271,666
	9	Sole dispositive power 25,000
	10	Shared dispositive power 3,271,666
11	Aggregate amount beneficially owned by each reporting person 3,296,666
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.4%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 and amended on February 2, 2004, February 28, 2005, April 25, 2006, August 6, 2007 and March 12, 2008 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Caspian Services Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 257 East 200 South, Suite 490, Salt Lake City, Utah 84111.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as follows:

Item 4.	Purpose of Transaction

On July 30, 2010, Firebird Global Master Fund, Ltd. (the “Global Fund”) entered into an agreement (the “Purchase Agreement”) to sell 1,675,825 shares of the Common Stock (the “Shares”) to SATCO International, Limited at a price of $0.42 per share. The Purchase Agreement provides that, subject to certain condition set forth therein, the purchase and sale of the Shares shall close on October 1, 2010.

On July 31, 2010, an aggregate of 277,777 warrants that were held by the Global Fund and by the other investment funds for which the Reporting Persons serve as investment adviser and which were the owners of record of such securities (together, the “Funds”) and that were exercisable for the purchase of shares of Common Stock expired without being exercised.

The Reporting Persons acquired all securities of the Issuer held by the Funds because Avrora, FGS, FG2 and Management considered such securities to be an attractive investment opportunity. Any of Avrora, FGS, FG2 and Management may cause any of the Funds for which such entity serves as investment advisor to make further acquisitions of securities of the Issuer from time to time or to dispose of any or all of such securities held by such Funds (the “Securities”) at any time.

The Reporting Persons intend to review continuously their investments in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Securities held by the Funds, or may cause the purchase of additional shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 6, the Reporting Persons together beneficially own an aggregate of 6,958,331 shares of Common Stock, representing approximately 13.51% of the Issuer’s outstanding Common Stock, and no longer hold any warrants exercisable for the purchase of shares of Common Stock (the last of which expired without being exercised on July 31, 2010).

(b) The Reporting Persons may be deemed to beneficially own the Common Stock described above because: (i) Avrora acts as investment advisor to Firebird Avrora Fund, Ltd., a private investment fund which owns 1,814,165 shares of Common Stock, representing 3.52% of the total issued and outstanding shares of Common Stock; (ii) FGS acts as investment advisor to the Global Fund, which owns 2,938,333 shares of Common Stock, representing 5.70% of the total issued and outstanding shares of Common Stock, and 1,675,825 of which are subject to the Purchase Agreement, and if the Closing (as defined in the Purchase Agreement) occurs as contemplated, shall be sold on October 1, 2010; (iii) FG2 acts as investment advisor to the Firebird Global Master Fund II, Ltd., a private investment fund which owns 333,333 shares of Common Stock, representing 0.65% of the total issued and outstanding shares of Common Stock; and (iv) Management acts as investment adviser to Firebird Republics Fund, Ltd., a private investment fund which owns 1,775,000 shares of Common Stock, representing 3.45% of the total issued and outstanding shares of Common Stock, and Firebird New Russia Fund, Ltd., a private investment fund which owns 72,500 shares of Common Stock, representing 0.14% of the total issued and outstanding shares of Common Stock. As investment advisors to the Funds, each of Avrora, FGS, FG2 and Management shares voting and investment control with respect to the shares of Common Stock held by their respective advised Funds. Mr. Sawikin, as control person of Avrora and Management, shares investment power and voting power with respect to the Common Stock reported by them. Mr. Passin and Mr. Sawikin, who serve as the control persons of each of FGS and FG2, share investment power and voting power with respect to the Common Stock reported by each such entity. Mr. Passin individually holds options to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $3.00 per share that were granted to him in connection with his service as a former director of the Issuer, and Mr. Passin possesses sole investment and voting power with respect to such securities.

(c) During the past sixty days, the only transaction that any of the Funds have entered into is the Purchase Agreement as described above in Item 4.

Item 6.	Contracts, Arrangements, Understandings ore Relationships with Respect to Securities of the Issuer.

As discussed in the response to Item 4 above, the Global Fund has entered into the Purchase Agreement, pursuant to which the Global Fund has agreed, subject to the satisfaction of certain conditions, to sell 1,675,825 shares of Common Stock at a Closing on October 1, 2010.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin and Mr. Sawikin expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Avrora, FGS, the Global Fund, FG2, Management, Mr. Passin or Mr. Sawikin is a beneficial owner of any such shares.

Item 7.	Material to be Filed as Exhibits

1.	Stock Purchase Agreement, dated as of July 30, 2010, by and between Firebird Global Master Fund, Ltd. and SATCO International, Limited.

2.	Joint Filing Agreement dated August 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: August 3, 2010	Firebird Avrora Advisors LLC

/S/ HARVEY SAWIKIN
	Name	Harvey Sawikin
	Title:	Principal

Firebird Management LLC.

/S/ HARVEY SAWIKIN
	Name:	Harvey Sawikin
	Title:	Principal

FGS Advisors LLC

/S/ JAMES PASSIN
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund, Ltd.

/S/ JAMES PASSIN
	Name:	James Passin
	Title:	Director

FG2 Advisors LLC

/S/ JAMES PASSIN
	Name:	James Passin
	Title:	Principal

/S/ HARVEY SAWIKIN
	Name:	Harvey Sawikin

/S/ JAMES PASSIN
	Name:	James Passin